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                                         AS FILED WITH THE SEC ON MARCH 31, 2003

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                         0-04706
                           NOTIFICATION OF LATE FILING

[ X ] Form 10-KSB
For the Annual Period Ended December 31, 2002

PART I REGISTRANT INFORMATION
Full Name of Registrant: Petrominerals Corporation
Address of Principal Executive Office (Street and Number)
970 Calle Negocio
San Clemente, California 92673

PART II RULES 12B-25(B) AND (C)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III NARRATIVE
The Report on Form 10-KSB for Petrominerals Corporation, (Petrominerals) for the year ended December 31, 2002, is due to be filed on or before April 15, 2003. Petrominerals expects that its Form 10-KSB will be filed before April 15, 2003.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this information. Sheldon L. Foreman 949-498-9847
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

Signatures
Petrominerals Corporation has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Petrominerals Corporation
Date: March 31, 2003
                                           /s/ Everett L. Hodges
                                           -------------------------------------
                                           Everett L. Hodges, President,
                                           Chief Executive Officer,
                                           Chief Financial Officer, and Director